Issuer Free Writing Prospectus
Filed pursuant to Rule 433 of the Securities Act of 1933
Registration Statement No. 333-251612
Relating to Preliminary Prospectus dated January 11, 2021

January 20, 2021

9,600,000 Shares

Dream Finders Homes, Inc.

Class A Common Stock

The Offering—Reserved Share Program; Underwriting—Reserved Share Program

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of Dream Finders Homes, Inc. (the “Company”), dated January 11, 2021 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus or prepared based on assumptions that are inconsistent with the information below. Capitalized terms used in this free writing prospectus but not otherwise defined have the meaning ascribed to such terms in the Preliminary Prospectus.

The Company has determined to increase the size of its reserved share program that is being offered to some of its directors, officers, employees, business associates and related persons. In the ordinary course of business, the Company engages in business transactions with high net worth individuals, land sellers and land banking institutions, and certain of these participants have indicated interest in purchasing shares of Class A common stock through the reserved share program. In addition, certain of the Company’s directors, officers, employees, current investors and other business associates have indicated interest in purchasing shares of Class A common stock through the reserved share program. Any shares of Class A common stock purchased through the reserved share program by our directors and certain officers will be subject to lock-up restrictions until 180 days after the date of this prospectus. As a result of these indications of interest, we have requested that the underwriters reserve up to 3,300,000 shares of Class A common stock for sale, at the initial public offering price.

There can be no assurance that any of the reserved shares of Class A common stock will be so purchased. The number of shares of Class A common stock available for sale to the general public in the offering will be reduced to the extent the reserved shares of Class A common stock are purchased in the reserved share program. Any reserved shares of Class A common stock not purchased through the reserved share program will be offered to the general public on the same basis as the other Class A common stock offered hereby.

If all 3,300,000 shares of Class A common stock are purchased under the reserved share program, approximately 34% of the total number of shares of Class A common stock sold in this offering will be held by such purchasers. This concentration of ownership in a relatively small number of stockholders could have the effect of reducing the overall liquidity of the trading market for our Class A common stock following this offering. In addition, subject to applicable lock-up restrictions, these shares of Class A common stock will be freely tradable in the public market immediately after this offering. If one or more of these stockholders were to sell substantial amounts of their shares of Class A common stock in the public market, the market price of our Class A common stock could decline significantly.

A filed copy of our current registration statement is available via the following link: https://www.sec.gov/Archives/edgar/data/1825088/000114036121000754/0001140361-21-000754-index.htm

*****

The Company has filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. No shares of Class A common stock may be sold, nor may offers to buy be accepted, prior to the time when the registration statement becomes effective. This free writing prospectus may not be used in connection with any offer to sell, or solicitation of an offer to buy, any securities in any state or jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Before you invest, you should read the Preliminary Prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department, or via email: dg.prospectus_requests@bofa.com; RBC Capital Markets, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com; or BTIG, 65 East 55th Street, New York, NY, 10022 or by e-mail at equitycapitalmarkets@btig.com.